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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2016 (MM/DD/YY) AND ENDING DECEMBER 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WEST IVY LANE, SUITE 10
(No. and Street)

ENGLEWOOD	NEW JERSEY	07631
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTOR PARK (212) 832-7600
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, VICTOR PARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC, as of DECEMBER 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DRINA E IGLESIAS
Notary Public - State of New Jersey
My Commission Expires Mar 25, 2019

Signature

MANAGING MEMBER
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Alternative Asset Investment Management Securities, LLC

We have audited the accompanying statement of financial condition of Alternative Asset Investment Management Securities, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Alternative Asset Investment Management Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Asset Investment Management Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the 2016 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Alternative Asset Investment Management Securities, LLC's financial statements. The supplemental information is the responsibility of Alternative Asset Investment Management Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

April 24, 2017

Except for Note 6 and Note 7 and effects of restatement

September 22, 2017

ALTERNATIVE ASSET INVESTMENT
MANAGEMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:		**Restated**
Cash and cash equivalents	$	77,277
Accounts receivable		992,961
Deposits		31,209
Total assets	$	1,101,447

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	4,972
Commissions Payable		873,643
Total liabilities		878,615
Member's equity:		222,832
Total liabilities and member's equity	$	1,101,447

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Alternative Asset Investment Management Securities, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ('SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the National Futures Association, and a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as a solicitor to refer potential investors to hedge funds, private placements, or funds of hedge funds for which the Company receives referral fee income. The Company may introduce third party execution services to hedge funds or investment funds. The company does not hold or maintain funds or securities for other broker-dealers.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016 , the Company had no uninsured cash balances.

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in the operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Referral Fee Income

The Company's referral fee income is recorded as earned, when it is fixed and determinable.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company and taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current fair value.

Note 2 - Net Capital Requirements

The Company is subject to the Securties and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness of $878,615 which was $58,574, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $26,441, and a net capital ratio of 10.33 to 1.

Note 3 - Operating Leases

The Company leases its facilities under an agreement with 260 West 36 Associates, LLC that expires September 30, 2016. The provided for monthly rent of $4,750 through Oct 2015, and $4,893 through expiration. Rent expense for year ended December 31, 2016 was $63,818, which is included in occupancy, and corresponds to rising rent costs.

Future minimum lease payments are as follows:

2017	$58,716

Note 4 - Related Party Transactions

During 2016 the Company has a management services agreement effective January 1, 2015 with a company under common control. The agreement provides that the Company will pay a fee to the related company that covers office space, supplies and other services allocated on a monthly basis. The total amount paid pursuant to the agreement for 2016 was $-0-. There were no amounts due to such entity at December 31, 2016.

Note 5 - Commitments and Contingencies

The Company does not have any commitment or contingencies.

Note 6 - Restatement and Prior Period Adjustment

On or about June 30, 2017, the Company determined that the Company's financial statements for the year ended December 31, 2016 should no longer be relied upon since there were accrued referral fees and accrued commissions not recorded in the proper period. Additionally pursuant to the restatement it was noted that $412,930 in referral fees and $367,388 in commission expense which related to the year ending December 31, 2015 were recorded in the current year. As a result, a prior period adjustment was made to restate the referral fees, comission expense and member's equity.

The effects of the restatement and the prior period adjustment on the Company's financial statement as of and for the year ending December 31, 2016 are as follows:

ALTERNATIVE ASSET INVESTMENT
MANAGEMENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 6 - Restatement and Prior Period Adjustment (Continued)

Statement of Financial Condition

	As previously reported	Effect of restatement	Prior Period Adjustment	As Restated
Accounts Receivable	$307,870	$685,091	$0.00	$992,961
Commissions Payable	281,338	592,305	0	873,643
Member's Equity	130,046	92,786	0	222,832

Statement of Operations

	As previously reported	Effect of restatement	Prior Period Adjustment	As Restated
Referral Fees	$2,577,093	$685,091	($412,930)	$2,849,254
Commission	2,228,633	592,305	(367,388)	2,453,550

Note 7 - Subsequent Events

On February 13, 2017 the Company became the subject of a claim from a former registered representative alleging multiple contractual obligations wherein fees have not been paid, financial information has not been provided, false statements made, and to obtain joint property being unjustly withheld. The total compensation disputed amounts to $48,859. The Company is vigorously contesting this claim based on the Company's interpretation of the Independent Contractor Agreement with the former representative. As the Company is unable to form a judgment at this time (an unfavorable outcome is either "probable" or "remote") and unable to estimate the range of any possible loss, therefore an accrual has not been recorded.

The Company has evaluated subsequent events through September 22, 2017, the date which the financial statements were available to be issued, and has determined that the Company had no other events occuring subsequent to December 31, 2016, requiring disclosure. The Company was suspended effective April 10, 2017 for non filing of the Annual Audit report timely, but has subsequently been reinstated May 11, 2017.